06019279

December 7, 2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
DEC 14 2006
WASH. D.C. 186 SECTION

Re: Pryme Oil and Gas Ltd (the "Issuer")
File Number 82-35010

SUPPL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

1. Press Release September 11 2006;
2. Press Release September 15 2006;
3. Press Release September 15 2006;
4. Press Release, New Issue Announcement and Short Form Prospectus September 20 2006;
5. Rights Issue Timetable–Press Release, September 22 2006;
6. Press Release September 29 2006;
7. Dispatch of Options Short Form Prospectus - Press Release, October 3, 2006;
8. Press Release October 12 2006;
9. Press Release October 25 2006

Dlw 12/18

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ryan Messer

File Number 82-35010

pryme OIL AND GAS

SEC MAIL PROCESSING RECEIVED DEC 14 2006 WASH, D.C. 186 SECTION

ASX Announcement / Media release 11 September 2006

Pryme to Raise up to $5.6 Million in Placement

Pryme Oil and Gas Limited (ASX Code: PYM), a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., is pleased to announce that it has arranged to place up to 14,000,000 shares with sophisticated and professional investors both in Australia and overseas.

The shares will be placed at $0.40 per share with two free attaching options for every three shares subscribed exercisable at $0.40 on or before the 30 June 2008 to raise gross funds of up to $5.6 million ("Placement Shares").

The funds raised from the issue will be used to fund the shooting and subsequent processing of up to 80 square miles (51,200 acres) of 3-D seismic data in Pryme's 3-D seismic Project in South Central Louisiana, named Turner Bayou. In addition, capital raised will be used to fund the ongoing leasing, acquisition and ancillary 2-D and 3-D seismic in the Wave Exploration Joint Venture Projects.

"The capital from this placement will fund the next phase of Pryme's growth, building on our existing producing assets in LaSalle Parish," Pryme Chief Executive Justin Pettett said. "We're grateful for the continuing support of our shareholders in helping us successfully complete this capital raising as we enter another exciting phase of Pryme's growth."

Post allotment of the Placement Shares, Pryme's expanded share capital will comprise of 68,737,363 shares; 5,000,000 options exercisable at 20 cents on or before 30 June 2008 and 9,333,333 options exercisable at 40 cents on or before 30 June 2008. The Placement Shares will comprise 17.36% of the expanded share capital if all of the 14,000,000 shares are taken up.

Entitlement Issue of Options

As announced on 28 July 2006, Pryme intends to issue a Prospectus shortly for the pro rata offer of options to shareholders of Pryme on the basis of 1 option for every 3 shares held on the record date of 29 September 2006 at an issue price of 5 cents per option. The Directors would also like to advise that the exercise price for the options will be 40 cents on or before the 30 June 2008 and that they will be applying to the ASX for quotation of these options.

Pryme Oil and Gas Limited is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused in Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

Pryme OIL AND GAS

of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Partners
Telephone: +61 02 8281 3235
Email: dudley@sandp.com.au

File Number 82-35010

pryme OIL AND GAS

ASX Announcement / Media release **15 September 2006**

3D Shoot set to begin at Turner Bayou and Placement Completed

Pryme Oil and Gas Limited (ASX Code: PYM), a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., is pleased to announce that it has selected and signed contracts with a geophysical contractor to start work on a Phase II, 3D seismic survey at the Turner Bayou Project in south central Louisiana.

The 80 square-mile (51,200 contiguous acres) project covers an onshore trend area that is highly prospective for oil and gas at several intervals between 2,000 feet and 16,000 feet and is on trend with major producing fields, including BP Plc's Port Hudson and Judge Digby fields, which combined have produced almost 1.5 trillion cubic feet of natural gas.

Work on the project will begin with topographic surveying and is set to start before the end of September. The shoot is on schedule from when the company began the project in April 2006. Pryme is the major shareholder in Turner Bayou with a 52% working interest.

"Based on what our geologists are seeing via 2-D seismic and log analysis, we're excited about the prospects of Turner Bayou and its potential to transform the company's production profile," Pryme Chief Executive Justin Pettett said. "We expect to have our data from the area early in 2007 in order to drill our first wells in the second quarter of 2007."

Weems Geophysical of Houston, Texas has been contracted to implement the survey and recover the 3D seismic data. 2D seismic lines were purchased and worked to confirm the Turner Bayou location.

The main oil and gas objectives at different depths are: the MioceneFrio sands; the Cockfield/Yegua and Sparta sands; Wilcox sands; Austin Chalk and the Tuscaloosa sands. Prospective reserves are in the vicinity of 150-180 billion cubic feet ("Bcf") of natural gas from all intervals.

Additional Advisory Board Member Appointed

Pryme's directors are also pleased to announce the appointment of a third member to the company's advisory board. The expertise of this panel is in addition to the existing management team's 50 years of energy industry experience, which includes uniquely focused local knowledge in Louisiana, Pryme's key area of operation.

Craig J. Sceroler has been named to the board as Pryme's Advisory Director for Exploration. He holds a B.S. degree in Geology from the College of Engineering, Louisiana Tech University.

Over the past eighteen years, Craig has generated prospects in the south Louisiana Miocene trend as well as in the central Louisiana Eocene Wilcox trend. In south Louisiana he holds an 80% success rate with oil and gas completions at Coquille Bay, Bastian Bay, Vermillion Block 14 and LaPlace Fields. In central Louisiana, his success rate has been 65%, with oil and gas completions at Nebo-Hemphill, Routh Point, West Catahoula Lake, Catahoula Lake, Trout Creek, Little Creek, Summerville and Lake Curry Fields as well as new field discoveries that include: Bayou Funny Louis, Mack Branch, Big Branch and Routh Point Fields.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

Sceroler's use of subsurface geology (defined as the correlating and mapping of formations identified by logging previous wells) integrated with the geophysics of 2-D and 3-D seismic data, makes it possible for Pryme to reduce its exploration risk and enhances its efforts in seeking more reserves.

"We are delighted to welcome Craig to the team. His exploration and development success rates in LaSalle Parish in central Louisiana are second to none," Pryme Chief Executive Justin Pettett said. "He is a very well respected and highly regarded explorer in this area and we are excited to have him as part of the team."

"We expect over time that further individuals from different energy sector disciplines will be added to the advisory board to assist in the growth and development of the company," Mr Pettett said.

Placement Completed

Pryme Oil and Gas is also pleased to announce the successful completion of a placement of 14,000,000 fully paid ordinary shares to local and overseas sophisticated and professional investors.

The placement was organised by First Capital Corporate at a subscription price of $0.40 per share with two free attaching options for every three shares subscribed exercisable at $0.40 on or before the 30 June 2008 to raise gross funds of $5.6 million ("Placement Shares"). The Placement Shares are being issued under the shareholder approval obtained at the General Meeting of Pryme held on 20 July 2006 and under the excluded investor exemptions in Section 708 of the Corporations Act.

The Placement Shares are part of a class of securities quoted on the ASX and are subject to trading restrictions for a period of the earlier of 12 months from the date of issue, or from the date of issue to the date a prospectus is issued by Pryme in relation to securities in the same class as the Placement Shares.

About Pryme

Pryme Oil and Gas Limited is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused in Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:
Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Partners
Telephone: +61 02 8281 3235
Email: dudley@sandp.com.au

File Number 82-35010

pryme
OIL AND GAS

ASX Announcement / Media release **15 September 2006**

Pryme Receives Exemption by SEC to Trade Shares in the U.S.

Pryme Oil and Gas Limited (ASX Code: PYM), a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., is pleased to announce it signed an agreement to have Pryme stock quoted in the U.S. through an issue of American Depositary Receipts (ADRs) launched through sponsor Bank of New York.

Pryme has received an Information Supplying Exemption (Rule 12g3-2(b)) from the Securities and Exchange Commission to trade the ADRs, which will be quoted on an Over the Counter (OTC) exchange. Once completed, the company will join Australian oil and gas companies such as Woodside Petroleum Ltd., Santos Ltd. and Petsec Energy Ltd., which all have ADRs quoted on U.S. exchanges.

"The ADR program is part of a broader plan to access U.S. financial markets and expand Pryme's shareholder base, which will help to strengthen the company's profile," Pryme Chief Operations Officer Ryan Messer said. "The program is an important step towards the company's objective of listing on more than one of the major U.S. exchanges."

Pryme Chairman John Dickinson and Chief Operations Officer Ryan Messer are based in the U.S., along with the majority of Pryme's operational support team and advisory board. This enables the team to promote Pryme more effectively in the company's country of operation.

Establishing the Level One ADR program is expected to take no more than two weeks. Once established, the ADRs will allow Pryme's Australian stock to be purchased by individual and institutional investors on an exchange in the U.S. that has grown to annual trading volumes of more than 820 billion shares valued at more than $50 billion. The Bank of New York has been appointed as the depository bank for the program.

The ADR program is expected to help Pryme to capitalise on its increasing profile in the U.S., where the company is developing a suite of oil and gas projects. Pryme is continuing with development drilling at its producing LaSalle Parish project in Louisiana, as well advancing the Turner Bayou 3D "Louisiana Prairie" seismic exploration work, and its joint venture with Wave Exploration.

These activities provide a prudent mix of project risk that covers the spectrum of energy sector opportunities and are located in areas with known producing horizons and strong geological and geophysical support. Pryme's prospect inventory or "reserve potential" in the exploration plays is more than 250 billion cubic feet of natural gas.

"Industry awareness of Pryme's ongoing oil and gas projects in the U.S. is growing steadily as a result of our business activities there. We're now targeting investment interest in the world's largest capital market," Pryme Chairman John Dickinson said.

pryme
OIL AND GAS

ADRs are commonly used to allow U.S. investors to buy securities issued by non-U.S. companies. An ADR is created when a broker purchases the company's shares on the company's home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other security, on the US Over-the-Counter (OTC) and other U.S. market exchanges.

Under the Information Supplying Exemption, also known as Rule 12g3-2(b), the SEC exempts non-U.S. companies wishing their shares to be traded in the U.S. from the full requirements of periodic SEC reporting. The Rule 12g3-2(b) exemption, can be obtained by those non-U.S. corporations that are not seeking a listing on a U.S. exchange, and are not intending to launch a public offering of their securities in the U.S.

About Pryme

Pryme Oil and Gas Limited is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused in Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:
Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Partners
Telephone: +61 02 8281 3235
Email: dudley@sandp.com.au

pryme OIL AND GAS

File Number 82-35840

SEC MAIL RECEIVED PROCESSING SECTION
SEP 14 2006
WASH. D.C. 186

ASX Announcement / Media release **20 September 2006**

Shareholder Options Issue Prospectus Lodged

Pryme Oil and Gas Limited (ASX Code: PYM), a fast-growing Australian oil and natural gas producer and explorer operating in the U.S., is pleased to announce that it has lodged a prospectus with the Australian Securities and Investment Commission to raise approximately $1,145,623 through the issue of options to existing shareholders of the Company.

Pryme is giving all shareholders the opportunity to participate in a pro rata offer of options on the basis of one option for every three Pryme shares held. The options will be exercisable at 40 cents each on or before 30 June 2008. The issue price will be 5 cents and the offer will be open to those registered as shareholders on Friday 29 September 2006. The prospectus containing the options is enclosed with this announcement and is dated Wednesday 20 September 2006. Pryme intends to apply to the ASX to have the options listed at the conclusion of the offer. The proceeds will be used to fund further exploration opportunities through the Wave Exploration Joint Venture.

The shareholder option offer is predominantly aimed at rewarding those shareholders who have held their stock since the company's listing in April 2006.

Pryme Oil and Gas Limited is a fast-growing Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused in Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

For further information please contact:
Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Partners
Telephone: +61 02 8281 3235
Email: dudley@sandp.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pryme Oil & Gas Limited

ABN

75 117 387 354

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares 2. 40 cent Options 3. 40 cent Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 15,000,000 Ordinary Shares 2. 13,000,000 40 cent Options 3. 22,912,454 40 cent Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary fully paid Shares 2. Exercisable at 40 cents per share, expiry 30 June 2008 3. Exercisable at 40 cents per share, expiry 30 June 2008.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. Shares issued on exercise of option rank equally in all respects from the date of allotment 3. Shares issued on exercise of option rank equally in all respects from the date of allotment
5	Issue price or consideration	1. 40 cents per Share 2. Nil 3. 5 cents per Option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The Company intends to apply the funds raised from the Offer and the Placement Offer to fund the ongoing leasing, acquisition and ancillary 2-D and 3-D seismic costs in the Wave Exploration Joint Venture Projects
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 September 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
69,737,363	Ordinary shares
35,912,454	$0.40 Options expiring on 30 June 2008

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,000,000	$0.20 Options expiring on 30 June 2008
10,000	Partly Paid Shares

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	None

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1 Option for every 3 Shares held
14	+Class of +securities to which the offer relates	Options exercisable at 40 cents on or before 30 June 2008
15	+Record date to determine entitlements	29 September 2006
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Round up to the nearest whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	United States of America
19	Closing date for receipt of acceptances or renunciations	20 October 2006

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	First Capital Corporate Limited is manager of the offer
23	Fee or commission payable to the broker to the issue	5% of the total amount raised under the Prospectus
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	3 October 2006
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	22 September 2006
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	30 October 2006

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 September 2006
(Managing Director)

Print name: Justin Pettett

== == == == ==

PRYME OIL AND GAS

PRYME OIL AND GAS LIMITED

ABN 75 117 387 354

SHORT FORM PROSPECTUS

For a non renounceable entitlement issue of 1 Option for every 3 Shares held by Shareholders as at 5.00pm EST on 29 September 2006 at an issue price of 5 cents per Option to raise approximately $1,145,623 (Offer).

and

For the offer of 1,000,000 Shares to MCCM Pty Ltd at an issue price of 40 cents per Share to raise up to approximately $400,000 together with 2 free attaching Options for every 3 Shares issued (Placement Offer).

Manager to the Offer:
First Capital Corporate Ltd
(ABN 37 112 297 953)

IMPORTANT NOTICE

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act 2001. This Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type but refers to another document, the information of which is deemed to be incorporated in this Prospectus.

IMPORTANT NOTICE

This Prospectus is dated 20 September 2006.

A copy of this Prospectus was lodged with the ASIC on 20 September 2006. The ASIC takes no responsibility for the contents of this Prospectus.

No Securities will be issued on the basis of this Prospectus later than thirteen (13) months after the date of this Prospectus. Application will be made to ASX within seven (7) days after the date of this Prospectus for admission of the Securities offered by this Prospectus to Official Quotation.

This Prospectus will be issued in paper form and as an electronic Prospectus. The offer of Securities pursuant to this Prospectus is available to persons receiving an electronic version of this Prospectus in Australia. The Corporations Act prohibits any person from passing onto another person an Application Form unless it is attached to or accompanied by the complete and unaltered version of this Prospectus. During the offer period a person may obtain a hard copy of this Prospectus by contacting the Company.

Applicants should read this document in its entirety and, if in any doubt, consult with their professional advisers before deciding whether to apply for Securities. There are risks associated with an investment in the Company and the Securities offered under this Prospectus must be regarded as a speculative investment. The Securities offered under this Prospectus carry no guarantee with respect to return on capital investment or the future value of the Securities.

The distributions of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities law.

This Prospectus does not constitute an offer of Securities in any place in which, or to any person to whom it would not be lawful to make the Offer or the Placement Offer.

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This means that this Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type. Rather, the Prospectus incorporates by reference information contained in documents that have been lodged with the ASIC.

This Prospectus refers to the prospectus issued by the Company dated 3 March 2006 (**IPO Prospectus**), and to the prospectus issued by the Company dated 28 July 2006 (**July 2006 Prospectus**).

In referring to the IPO Prospectus and the July 2006 Prospectus, the Company:

(a) identifies the IPO Prospectus and the July 2006 Prospectus as being relevant to the offer of Securities pursuant to this Prospectus and containing information that will provide investors and their professional advisers information to assist them in making an informed assessment of:

  (i) the rights and liabilities attaching to the Securities;

  (ii) the capacity of the Company to issue the Securities; and

(iii) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company;

(b) refers investors and their advisers to Section 6.2 of this Prospectus which summarises the information in the IPO Prospectus and to Section 6.3 which summarises the information in the July 2006 Prospectus deemed to be incorporated in this Prospectus;

(c) informs investors and their advisers that they are able to obtain, free of charge, a copy of the IPO Prospectus and the July 2006 Prospectus by contacting the Company at its registered office during normal business hours between the date of this Prospectus and the Closing Date; and

(d) advises that the information in the IPO Prospectus and the July 2006 Prospectus will be primarily of interest to investors and their professional advisers and analysts.

CONTENTS

1. CORPORATE DIRECTORY

Directors

Mr John Dickinson (Non-Executive Chairman)

Mr Justin Pettett (Managing Director)

Mr Ryan Messer (Executive Director)

Mr Ananda Kathiravelu (Non-Executive Director)

Company Secretary

Mr Matthew Fogarty

Australian Business Number

75 117 387 354

Registered and Principal Office

Level 7, 320 Adelaide Street
BRISBANE QUEENSLAND 4000

Telephone: (07) 3371 1103
Facsimile: (07) 3371 1105

Postal Address

GPO Box 111
BRISBANE QLD 4001

Website

www.prymeoilandgas.com

Auditor

Moore Stephens
Level 25, 71 Eagle Street
BRISBANE QLD 4000

Share Registry

Advanced Share Registry Services*
110 Stirling Hwy
NEDLANDS WA 6009

Telephone: (08) 9389 8033
Facsimile: (08) 9389 7871

Solicitors

Steinepreis Paganin
Lawyers & Consultants
Level 4, Next Building
16 Milligan Street
PERTH WA 6000

Manager to the Offer

First Capital Corporate Limited
Level 7, 320 Adelaide Street
BRISBANE QLD 4000

Telephone: 1300 886 796
Facsimile: (07) 3319 8920

* This entity has not been involved in the preparation of any part of this Prospectus and has not consented to being named in the Prospectus. Their name is included for information purposes only.

2. CHAIRMAN'S LETTER

20 September 2006

Dear Shareholder

The Board is pleased to offer Shareholders the opportunity to participate in a pro-rata 1 for 3 non renounceable entitlement issue of Options. All Shareholders registered as at 5.00 p.m. EST on 29 September 2006 are entitled to participate in the entitlement issue of Options.

The Closing Date for acceptances is 5.00 p.m. EST on 20 October 2006 (unless the Offer is extended).

The Company will apply to ASX for Official Quotation of the Options.

The Board takes this opportunity to thank Shareholders for their support since listing and looks forward to your continued support in the future.

Yours faithfully

Mr John Dickinson
Chairman

3. TIMETABLE FOR THE OFFER AND IMPORTANT DATES

EVENT	DATE
Prospectus lodged with ASIC and ASX	20 September 2006
Appendix 3B lodged with ASX	20 September 2006
Notice to be sent to Shareholders with details of the timetable, Appendix 3B and a statement that the Prospectus has been lodged with the ASX, and is available on the ASX website	22 September 2006
"Ex" date	25 September 2006
Record date for determining entitlement to Options	29 September 2006
Despatch Prospectus	3 October 2006
Closing Date	20 October 2006
Securities quoted on a deferred settlement basis	23 October 2006
Company notifies ASX of under subscriptions	24 October 2006
Deferred settlement trading ends and despatch date	30 October 2006

*The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Options are expected to commence trading on ASX may vary with any change in the Closing Date.

The Directors reserve the right to place, in their discretion, any Shortfall Options within 3 months after the Closing Date, and the offer under this Prospectus for the Shortfall Options remains open until this date (unless the Directors resolve to close the offer earlier).

4. INVESTMENT OVERVIEW

4.1 Important Notice

This section is not intended to provide full information for investors intending to apply for the Securities offered pursuant to this Prospectus. This Prospectus should be read and considered in its entirety.

4.2 Summary of the Offer and Placement Offer

Offer price:	$0.05
Number of Options offered under Offer:	22,912,454
Number of Shares offered under the Placement Offer:	1,000,000
Number of Options offered under the Placement Offer:	666,667
Funds raised before expenses of offers:	$1,545,623

4.3 Purpose of the Offer and Use of Proceeds

The purpose of the Offer is to reward Shareholders who have held their Shares since the Company's securities were admitted to quotation on the ASX. In addition, the Company is making the Placement Offer to raise $400,000 as part of the Excluded Placement. The Company intends to apply the funds raised from the Offer and the Placement Offer to fund the ongoing leasing, acquisition and ancillary 2-D and 3-D seismic costs in the Wave Exploration Joint Venture Projects as follows:

Description	**Minimum Subscription**	**If Offer is fully subscribed $**
Funding of Wave Exploration JV projects	$445,230	$1,429,406
Expenses of offers	$54,770	$116,217
Total	**$500,000**	**$1,545,623**

In the event that the number of Options subscribed for under the Offer and the Placement Offer is less than full subscription, the Company will scale back from its intended use of the proceeds of the Offer and the Placement Offer (less expenses) the funding of the Wave Exploration JV projects by up to $984,176.

4.4 Capital Structure

The capital structure of the Company following completion of the Offer and the Placement Offer is summarised below:

Shares	Number
Shares on issue at the date of Prospectus	68,737, 363
Shares now offered under the Placement Offer	1,000,000
Total Shares on issue at completion of the Offer and Placement Offer[1, 2]	**69,737,363**

Options	Number
Existing 20 cent options on issue at the date of Prospectus	5,000,000
Existing Options on issue at the date of Prospectus	9,333,333
Options issued to Brokers as part of Excluded Placement Fee[6]	3,000,000
Options now offered under the Offer[3]	22,912,454
Options now offered under Placement Offer	666,667
Total options on issue at completion of the Offer & Placement Offer[4, 5]	**40,912,454**

Notes:

[1] Assumes that the Placement Offer is fully subscribed. The Company also has 10,000 partly paid shares on issue.

[2] In addition, certain directors are entitled to receive Shares pursuant to the Directors Share Incentive Plan. The number of Shares that may be issued by the Company to Directors under DSIP are set out in Section 11.5 of this Prospectus.

[3] The Company has 10,000 partly paid shares on issue. The Board has, in accordance with the Constitution of the Company, forfeited those partly paid shares, and will determine at a later date whether to sell those shares or otherwise deal with them. Accordingly, the Offer does not extend to the partly paid shares.

[4] Assumes that the Offer and the Placement Offer are fully subscribed.

[5] In addition, certain directors are entitled to receive 20 cent options pursuant to the Directors Incentive Option Plan (**DIOP**).

[6] As part of the Excluded Placement the Company agreed to issue 3,000,000 Options to brokers of the Excluded Placement in addition to paying a 5% commission.

5. DETAILS OF THE OFFER

The Company is making 2 separate offers pursuant to this Prospectus, namely the Offer to Shareholders by way of a non renounceable entitlement issue (**Offer**) and the Placement Offer.

5.1 The Offer

The Company is making a pro-rata non renounceable entitlement issue of Options at an issue price of five (5) cents each to raise approximately $1,145,623 (before costs of the Offer) to Shareholders who are registered as at 5.00 p.m. EST on 29 September 2006 (**Record Date**).

Based on the capital structure of the Company as at the date of this Prospectus the number of Options to be issued is approximately 22,912,454 Options. The Options will be offered on the basis of 1 Option for every 3 Shares held on the Record Date.

The Company also currently has 17,333,333 options on issue. The terms and conditions of these options do not allow participation by those optionholders in new issues of securities. Those optionholders will, however, be entitled to exercise their options during the time period set out in the ASX Listing Rules in order to participate in the Offer.

In the calculation of any entitlement, fractions will be rounded up to the nearest whole number.

This Offer is made on a non renounceable basis such that Shareholders who are registered as at the Record Date may not sell or transfer all or part of their entitlement to Options.

5.2 Entitlement

The number of Options to which each Shareholder is entitled is shown on the enclosed Acceptance Form.

Shareholders may accept their entitlement in full or in part by returning a completed Acceptance Form to the Manager of the Offer, First Capital Corporate Limited, by no later than 5.00 p.m. EST, on 20 October 2006 (**Closing Date**).

5.3 Manager to the Offer

By letter agreement dated 11 September 2006, the Company has engaged First Capital Corporate Limited to act as financial and corporate advisor in relation to the Offer and the Placement Offer on a best endeavours basis. First Capital Corporate Limited is a related party of the Company and will be entitled to receive a fee of 5% of the total amount raised under this Prospectus. Assuming the Offer and Placement Offer are fully subscribed, First Capital Corporate Limited will receive a total fee of approximately $77,281. First Capital Corporate Limited is a related party of the Company because it is controlled by Ananda Kathiravelu, who is a director of the Company.

5.4 Minimum Subscription – Offer

The minimum subscription of the Offers made pursuant to this Prospectus is $500,000. No Options will be allotted or issued by this Prospectus in respect of

either the Offer or the Placement Offer under this Prospectus until the minimum subscription is reached. If the minimum subscription is not received within 4 months after the date of this Prospectus all application monies will be refunded in accordance with the Corporations Act.

5.5 Oversubscription

Oversubscriptions will not be accepted.

5.6 Acceptance

This Offer may be accepted in whole or in part. Acceptance and payment in full of 5 cents per Option must be received before the Closing Date. Instructions for completion and lodgement of acceptances are set out on the back of the enclosed Acceptance Form.

5.7 Action Required

If you wish to take up all of your entitlement, complete the enclosed Acceptance Form in accordance with the instructions set out in the form and lodge the form together with your cheque for the amount shown on the form so that it reaches the Manager of the Offer:

By Post: First Capital Corporate Limited, PO Box 2901, Brisbane, Queensland 4001.

or

By Hand: First Capital Corporate Limited, Level 7, 320 Adelaide Street, Brisbane, Queensland 4000.

by no later than the Closing Date.

Cheques and drafts should be made payable to "Pryme Oil and Gas Limited – Entitlement Issue" and crossed "Not Negotiable".

If you wish to take up part of your entitlement, complete the enclosed Acceptance Form in respect of the Options you wish to take up in accordance with the instructions set out in the form and lodge the form together with your cheque for the relevant amount (being the number of Options you wish to take up, multiplied by 5 cents per Option) so that it reaches the Company's corporate adviser, First Capital Corporate Limited, by no later than the Closing Date.

If you do not wish to take up any of your entitlement, you do not need to take any action and your entitlement to the Options will lapse.

5.8 Closing Date

The Closing Date for the Offer is 5.00 p.m. EST on 20 October 2006. The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Options are expected to commence trading on ASX may vary with any change in the Closing Date.

5.9 Offer Period

The Prospectus will be despatched to Shareholders on 3 October 2006.

5.10 Shortfall

The Directors reserve the right to place, at their discretion, any Shortfall Options within 3 months after the Closing Date on the same terms and conditions as those Options issued to Shareholders under this Offer and as allowed by Exception 3 in ASX Listing Rule 7.2, and the offer under this Prospectus for the Shortfall Options remains open until that date (unless the Directors resolve to close earlier).

Do not apply for Shortfall Options unless you are directed to do so by the Manager to the Offer or by the Directors. The Directors reserve the right to issue Shortfall Options at their absolute discretion and reserve the right to reject any Shortfall Application Form or allot a lesser number of Shortfall Options that applied for.

Related parties (as defined in the ASX Listing Rules) cannot participate in a placement of the Shortfall Options.

5.11 The Placement Offer

By this Prospectus, the Company makes an offer to MCCM Pty Ltd of 1,000,000 Shares at an issue price of 40 cents each together with 2 free attaching Options for every 3 Shares issued exercisable at 40 cents on or before 30 June 2008. The closing date of the Placement Offer is 22 September 2006 (**Placement Offer Closing Date**). Only MCCM Pty Ltd may accept the Placement Offer. Accordingly do not complete the Placement Offer Application Form unless requested to do so by Directors or the Manager of the Offer.

To apply for Shares under the Placement Offer MCCM Pty Ltd must complete the Placement Offer Application Form and lodge the form together with payment for the Shares (at an issue price of 40 cents per Share) so that it reaches the Manager of the Offer by no later than the Placement Offer Closing Date at:

By Post: First Capital Corporate Limited, PO Box 2901, Brisbane, Queensland 4001.

or

By Hand: First Capital Corporate Limited, Level 7, 320 Adelaide Street, Brisbane, Queensland 4000.

Cheques and drafts should be made payable to "Pryme Oil and Gas limited – Placement Offer" and crossed "Not Negotiable".

5.12 Underwriting

Neither the Offer nor the Placement Offer is underwritten.

5.13 Allotment

It is anticipated that allotment of Options offered under the Offer by this Prospectus will take place in accordance with the timetable set out in Section 3 of this Prospectus.

Prior to the allotment of the Options under the Offer, all application monies will be held in trust for applicants. The Company will retain any interest earned on the application monies.

The Company intends to issue and allot the Shares and Options under the Placement Offer, on 25 September 2006, following receipt of the Placement Offer Application Forms.

5.14 ASX Quotation

Application to ASX for admission of the Options and Shares the subject of the offers to Official Quotation will be made by the Company within seven (7) days of the date of this Prospectus. Application for Official Quotation of Shares allotted and issued as a result of the exercise of Options issued under this Prospectus will be made within 3 Business Days of allotment and issue. If the Options, and Shares, are not admitted to Official Quotation on ASX within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Options and Shares offered by this Prospectus will be granted. In that circumstance, all applications will be dealt with in accordance with Section 724 of the Corporations Act.

5.15 Overseas Shareholders

Only Shareholders who are registered as at 5.00 p.m. EST on the Record Date with registered addresses in Australia and New Zealand will be able to participate in the Offer. To make the Offer in any other jurisdiction may constitute a violation of application securities laws. The Directors believe that it is unreasonable to make the Offer to Foreign Shareholders, having had regard to the number of Shareholders in the relevant jurisdictions, the number and value of Options those Shareholders would be offered and the cost of complying with the securities legislation of those jurisdictions.

Accordingly, the Offer is not being made, and no Options will be issued to, any Shareholders whose registered address is in a country other than Australia or New Zealand. This Prospectus is being sent to Foreign Shareholders for information purposes only. No Acceptance Form will be sent to Foreign Shareholders.

5.16 CHESS

The Company participates in the Clearing House Electronic Subregister System (**CHESS**). CHESS is operated by ASX Settlement and Transfer Corporation Pty Ltd (**ASTC**), a wholly owned subsidiary of ASX, in accordance with the Listing Rules and the ASTC Settlement Rules.

5.17 Risk Factors

Prospective investors in the Company should be aware that subscribing for Shares through this Prospectus involves a number of risks. These risks are set out in Section 10 of this Prospectus and investors are urged to consider those risks carefully (and if necessary, consult their professional adviser) before deciding whether to invest in the Company.

The risk factors set out in Section 10, and other general risks applicable to all investments in listed securities not specifically referred to, may in the future affect the value of the Shares. Accordingly, an investment in the Company should be considered speculative.

5.18 Financial Forecasts

The Directors have considered the matters set out in ASIC Policy Statement 170 and believe that they do not have a reasonable basis to forecast future earnings on the basis that the operations of the company are inherently uncertain. Accordingly, any forecast or projected information would contain such a broad range of potential outcomes and possibilities that it is not possible to prepare a reliable best estimate forecast or projection.

5.19 Enquiries

If you have any questions concerning your entitlement, please contact First Capital Corporate on 1300 886 796 or facsimile 07 3319 8920, or contact your professional adviser.

5.20 Privacy Statement

The Company collects information about each Applicant from an Application Form for the purposes of processing the Application Form and, if the Applicant is successful, to administer the Applicant's security holding in the Company.

By submitting an Application Form, each Applicant agrees that the Company may use the information in the Application Form for the purposes set out in this privacy disclosure statement and may disclose it for those purposes to the Company's share registry, the Company's related bodies corporate, agents, contractors and third party service providers, (including mailing houses), ASX, the ASIC and other regulatory authorities.

If an Applicant becomes a security holder of the Company, the Corporations Act requires the Company to include information about the security holder (name, address and details of the securities held) in its public register. This information must remain in the register even if that person ceases to be a security holder of the Company. Information contained in the Company's registers is also used to facilitate distribution payments and corporate communications (including the Company's financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.

If you do not provide the information required on the Application Form, the Company may not be able to accept or process your application.

6. INFORMATION DEEMED TO BE INCORPORATED

6.1 Short Form Prospectus

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This means that this Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type, however it incorporates by reference information contained in a document that has been lodged with the ASIC.

Specifically, this Prospectus incorporates by reference specific sections of the IPO Prospectus and the July 2006 Prospectus.

The Company informs investors and their professional advisers that they are able to obtain, free of charge, a copy of the IPO Prospectus and the July 2006 Prospectus by contacting the Company at its registered office during normal business hours until the Closing Date. The IPO Prospectus and the July 2006 Prospectus will also be available by searching the ASIC's records in relation to the Company.

6.2 IPO Prospectus

Set out below is a summary of the information contained in the IPO Prospectus that is incorporated by reference into this Prospectus. The information that is incorporated by reference into this Prospectus is to assist investors and their professional advisers to determine whether, for the purposes of making an informed investment decision in relation to the issue of the Securities pursuant to this Prospectus, they should obtain a copy of the IPO Prospectus.

The Sections referred to below are a reference to sections in the IPO Prospectus of the Company.

<u>IPO Prospectus</u>

Chairman's Letter (Page 6)

This section of the IPO Prospectus contains information regarding the Company's broad strategy, discussions of the Company's focus on growth and diversity, discussions on the increased global energy consumption and resulting high oil and gas prices and the desire by the Company to acquire further projects in the oil and gas industry.

Section 1 – Corporate Summary (Page 8)

This section of the IPO Prospectus contains a summary of the Company's history and the conditional acquisitions of oil fields by the Company following the date of the IPO Prospectus.

Section 2.1 – Company Strategy (Page 9)

This section of the IPO Prospectus contains a summary of the proposed strategy of the Company to further test and develop several hydrocarbon prospects in LaSalle Parish Louisiana, the Louisiana Prairie and potentially the United States Gulf Coast region, the Midwest and the Rocky Mountains.

Section 2.2 - LaSalle Parish Project Overview (Page 10)

This section of the IPO Prospectus contains a summary of the LaSalle Parish project.

Section 2.3 – Exploration and Development (Page 13)

This section of the IPO Prospectus contains a summary of the exploration and development in the testing of the Louisiana Prairie Venture (**LPV**) for oil and gas with three-dimensional seismic technology, the use of the modern three-dimensional seismic methodology and the timeline of events and strategy on the LPV.

Section 3 – The Industry (Page 17)

This section of the IPO Prospectus contains a summary of the natural gas and oil supply and demand in the United States and other parts of the world.

Section 5 – Directors and Corporate Governance (Page 23)

This section of the IPO Prospectus contains a summary of the Company's Directors and corporate governance policy.

Section 6 – Independent Geologist's Report (Page 26)

This section of the IPO Prospectus contains an independent geologist's report prepared by Certified Petroleum Geologists dated 13 February 2006 on the Ruth Point Field, the Northwest Rogers Area, the Petro Unit el al Lease, the Shirley State area, the Ward Lease and the LA Pacific SU65 Ray 2-6 SU 56.

Section 11 – Additional Information (Page 83)

This section of the IPO Prospectus contains additional information including:

(a) rights attaching to shares in the Company;

(b) status of partly paid shares;

(c) disclosure of relevant interests in the Company;

(d) remuneration of directors of the Company;

(e) fees and benefits to be rendered in connection with the formation or promotion of the Company and the offer of shares in the IPO Prospectus;

(f) consents of parties in relation to their roles;

(g) ASX restriction on shares;

(h) expenses of the offer of shares in the IPO Prospectus;

(i) litigation;

(j) electronic receipt of the IPO Prospectus; and

(k) taxation consequences of acquiring and disposing of shares.

6.3 July 2006 Prospectus

Set out below is a summary of the information contained in the July 2006 Prospectus that is deemed to be incorporated by reference in this Prospectus to assist investors and their professional advisers to determine whether, for the purposes of making an informed investment decision in relation to the issue of the Securities pursuant to this Prospectus, they should obtain a copy of the July 2006 Prospectus.

The Sections referred to below are a reference to sections in the July 2006 Prospectus of the Company.

<u>July 2006 Prospectus</u>

Section 2 – Chairman's Letter (Page 6)

This section of the July 2006 Prospectus contains a summary of the offer made in the July 2006 Prospectus.

Section 4 – Investment Overview (Page 8)

This section of the July 2006 Prospectus contains a summary of the purpose of the offer made in the July 2006 Prospectus and the use of proceeds. This section also summarises the capital structure.

Section 7 – Company Overview (Page 18)

This section of the July 2006 Prospectus contains an update of the activities of the Company since the IPO Prospectus. This section summarises the three main projects of the Company, being: the LaSalle Parish Project, South-Central Louisiana 3-D Seismic Project, and the Wave Exploration Projects. It also outlines the terms of the Directors' Incentive Option Plan (**DIOP**) and the Directors' Share Incentive Plan (**DSIP**). This section also confirms that an advisory committee has been established by the Company to assist the Board in its assessment of projects.

Section 11 – Additional information (Page 37)

This section of the July 2006 Prospectus contains additional information including:

(a) market price of shares;

(b) taxation;

(c) legal proceedings;

(d) continuous disclosure obligations of the Company;

(e) disclosure of relevant interests in the Company;

(f) remuneration of directors of the Company;

(g) fees and benefits to be rendered in connection with the formation or promotion of the Company and the offer of shares in the July 2006 Prospectus;

(h) material contracts including the management agreement with First Capital Corporate Limited relevant to the offer under the July 2006 Prospectus, the Executive Services Agreement between the Company and Ryan Messer, the Wave Exploration Joint Venture Agreement, the Joint Venture Participation Agreement – 3D Seismic Project in South Central Louisiana and the terms of appointment of Advisory Committee Members;

(i) consents of parties in relation to their roles;

(j) expenses of the offer of shares in the July 2006 Prospectus; and

(k) options issued to persons in accordance with approvals under the General Meeting.

7. COMPANY OVERVIEW

7.1 Overview and Reference to IPO Prospectus

The Company has been included in the Official List since 19 April 2006.

A comprehensive overview of the Company is set out in the IPO Prospectus that was lodged with ASIC on 3 March 2006. A comprehensive update of the Company's activities since the lodgement of the IPO Prospectus is set out in the July 2006 Prospectus that was lodged with ASIC on 28 July 2006. Persons considering subscribing for Securities under this Prospectus should refer to Section 6 of this Prospectus for a summary of the information contained in the IPO Prospectus and the July 2006 Prospectus deemed to be incorporated in this Prospectus.

Under the ASX Listing Rules, 13,434,000 Shares were subject to escrow restrictions. The number of Shares and periods of escrow are as follows:

(a) 10,134,000 Shares for 24 months from the date of official quotation of Shares; and

(b) 3,300,000 Shares for 12 months from the date of issue.

The balance of the issued Shares of the Company being 55,303,363 Shares, are quoted on ASX.

The Company has 10,000 party paid shares on issue, which the Board has resolved to forfeit in accordance with the Company's Constitution. The Board will determine at a later date whether to sell those shares or otherwise deal with them.

7.2 Update on activities of the Company since IPO Prospectus and July 2006 Prospectus

The Company is currently involved in three major projects throughout Louisiana in the United States. The first is a producing oil asset located in La Salle Parish, Louisiana called the La Salle Parish Project. The second is a three dimensional seismic data acquisition and processing project located in South Central Louisiana (**South Central Louisiana 3-D Seismic Project**) and the third a joint venture development agreement with Wave Exploration LLC all of which are detailed in the July 2006 Prospectus.

Summary and Highlights

- Securing the Condor Prospect opportunity which is the third of the Wave joint venture projects

Condor Prospect, Tuscaloosa Trend in central Louisiana

Pryme and Wave have a combined working interest of 100% in Condor, with Pryme's participating working interest to be dependent upon the ultimate negotiated trade for the capitalisation of the Prospect. In addition Pryme, pursuant to the terms of its joint venture agreement with Wave, is entitled to receive 45% of all promotes including overrides, carried working interests and cash fees.

The Condor Prospect, is located along the Tuscaloosa Trend in central Louisiana, which in the past eleven years has experienced a resurgence in exploration activity, led by the major oil and gas companies. The Condor project area includes multiple Tuscaloosa targets that have historically produced more than 100 Billion Cubic Feet (Bcf) of gas.

Condor includes assembling leases on two prospects with target depths of 17,500-18,000 feet. The first location will target multi-zone, "proven undeveloped" reserves and the potential exists to drill for deeper sands that are aggressively being pursued on trend. The second location will target a seismic-defined up dip location offsetting a well that has produced in excess of 20 Bcf to date.

In addition, the potential exists to pursue deeper, exploratory opportunities in the southern portion of the project area. The Judge Digby field is a producing field nearby to the Company's project objectives, has reported significant discoveries in deeper intervals over the past ten years.

Leasing of the prospect acreage has begun and is expected to be finalised in the coming months, with the drilling of the first well scheduled to begin in the second quarter of 2007.

The Directors continue to review opportunities.

Offer under July 2006 Prospectus

As announced on 28 August 2006 the offer of Shares pursuant to the July 2006 Prospectus did not reach the minimum subscription within the offer period and the Company returned all application monies and did not issue any Securities under the July 2006 Prospectus (other than 3,500,000 FCC Options).

8. EFFECT OF THE OFFER ON THE COMPANY

The principal effect of the Offer and Placement Offer will be to:

(a) increase cash reserves by approximately $1,029,406 immediately after completion of the Offer, and the Placement Offer and after deducting estimated expenses of the Offer and assuming all Securities offered under this Prospectus are issued; and

(b) increase the number of Shares on issue from 68,737,363 Shares as at the date of this Prospectus to 69,737,363 Shares, assuming all Shares offered under this Prospectus are issued; and

(c) increase the number of Options on issue from 17,333,333 Options as at the date of this Prospectus, to 40,912,454 Options, assuming all Options offered under this Prospectus are issued;

The Offer, and the Placement Offer will have an effect on the Company's financial position. Set out below is:

(a) an unaudited pro forma consolidated statement of financial position of the Company as at 30 June 2006;

(b) an unaudited pro forma consolidated statement of financial position of the Company as at 30 June 2006 incorporating the effect of the Offer, the Placement Offer and the Excluded Placement.

Pryme Oil & Gas Ltd
Consolidated Proforma Statement of Financial Position

	Reviewed Actual 30/06/2006	Proforma Transactions (unaudited): Excluded Placement/ Working Interest Investment	Proforma Transactions (unaudited): Prospectus Offer & Placement Offer	Proforma 30/06/2006
Assets				
Current Assets				
Cash at Bank	965,406	5,320,000	1,429,408	7,564,814
Trade and other receivables	828,557			828,557
Total Current Assets	1,793,963			8,543,371
Non-Current Assets				
Interests in Oil & Gas Ventures				
Turner Bayou, LLC	1,076,128			1,076,128
LaSalle Parish	4,685,248	2,000,250		6,685,499
Other areas	71,185			71,185
Total Interest in Oil & Gas Ventures	5,832,562			7,832,812
Fixed Assets	7,462			7,462
Total Non-Current Assets	5,840,024			7,840,273
Total Assets	7,633,987			16,383,645
Liabilities				
Current Liabilities				
Trade and other payables	78,980			78,980
Vouchers Payable	64,098			64,098
Provision for income tax	31,943			31,943
Total Current Liabilities	175,021			175,021
Non-Current Liabilities	-			-
Total Liabilities	175,021			175,021
Equity				
Paid Up Capital	7,731,766	7,320,250	1,429,408	16,814,424
Exchange Reserve	6,368			6,368
Net Income/loss	-279,168			-279,168
	7,458,966			16,208,624
Total Liabilities & Equity	7,633,987			16,383,645

Pro forma Transactions

1. Excluded Placement and Working Interest investment:-

		Share	Option	AU$
(i)	The Company purchased working interest in the LaSalle Parish Project from Anglo Energy Company			
	Issue Shares @ issue price of 75 cents per Share	2,667,000		$2,000,250
(ii)	Excluded placement under s.708 of the Corporations Act, 14,000,000 Shares at issue price of 40 cents	14,000,000		$5,600,000
	9,333,333 free attaching Options		9,333,333	
(iii)	Less: Issue costs			
	▪ Cash consideration			($280,000)
	▪ Issue of 5,000,000 options (see note 5(i) below)		5,000,000	-
	▪ Issue of 3,000,000 options (see note 4 below)		3,000,000	-
				$5,320,000

2. Prospectus – Offer & Placement Offer

		Share	Option	AU$
(i)	A non renounceable entitlement issue of 1 Option for every three Shares held at the date of this Prospectus.			
	Shares issued at the date of this Prospectus (including Shares issued as per 1(i) & (ii) above)	68,737,363	-	-
	1 Option for every 3 Shares	-	22,912,454	-
	at issue price of 5 cents per Share	-	-	$1,145,623
(ii)	Shares offered under the Placement Offer at an issue price of 40 cents	1,000,000	-	$400,000
	2 free attaching for every 3 Shares issued	-	666,667	-
	Less: Issue costs			
	▪ Cash consideration			($116,215)
				$1,429,408

3. The exercise prices of Options as per 2(i) and (ii) above are at 40 cents per Option.

4. The issue of Options in satisfaction of broker costs have been based on an estimate of the Board of Directors that the commercial market costs of such raising would be $150,000; accordingly, 3,000,000 Options have been issued to brokers at a calculated value of 5 cents per option. Each option is exercisable at 40 cents per Option.

5. Subsequent Events to 30 June 2006:-

i). The Company issued 3,500,000 options to First Capital Corporate Ltd as well as 1,500,000 options to specific parties by approval at a General Meeting of Shareholders held on the 20th of July 2006.

The fair value of these options have been independently valued at 14.09 cents per option, based on a volatility of 75%, which equates to cost of issue of $704,500.

ii). Shareholder approval was obtained at the general meeting held on 20 July 2006, for John Dickinson, Justin Pettett and Ryan Messer to be entitled to participate in the Director Incentive Option Plan (DIOP) and the Director Incentive Share Plan (DSIP). This shareholder approval allows John Dickinson and Ryan Messer to each receive up to a total of 3,450,000 Options under the DIOP and a total of 1,380,000 Shares each under the DSIP provided that specified

performance hurdles are met. Justin Pettett may receive up to a total of 5,000,000 Options under the DIOP and a total of 2,000,000 Shares under the DSIP provided that specified performance hurdles are met. As at the date of this Prospectus no Options or Shares have been issued to any of the Directors under the DIOP or DSIP.

These options have been independently valued at 17.84 cents per option based on a volatility of 75%; the exercise price of each option is 20 cents per option.

9. TERMS AND CONDITIONS OF OPTIONS AND RIGHTS ATTACHING TO SHARES

9.1 Terms and Conditions of Options

The terms and conditions of the Options issued under the Excluded Placement and to be issued under the Offer and the Placement Offer are as follows:

(a) The Options will expire at 5.00pm EST on 30 June 2008 (**Expiry Date**). Any Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(b) Each Option gives the Option holder the right to subscribe for one Share. To obtain the right given by each Option, the Option holder must exercise the Options in accordance with the terms and conditions of the Options.

(c) The exercise price payable upon exercise of each Option will be A$0.40 (**Exercise Price**).

(d) All or part of the Options may be exercised at any time prior to the Expiry Date, from time to time.

(e) An Option holder may exercise their Options by lodging with the Company, before the Expiry Date:

(i) a written notice of exercise of Options specifying the number of Options being exercised; and

(ii) a cheque or electronic funds transfer for the Exercise Price for the number of Options being exercised;

(**Exercise Notice**).

(f) An Exercise Notice is only effective when the Company has received the full amount of the Exercise Price in cleared funds.

(g) Within 5 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, the Company will allot the number of Shares required under these terms and conditions in respect of the number of Options specified in the Exercise Notice.

(h) All Shares allotted upon the exercise of Options will upon allotment rank pari passu in all respects with other Shares.

(i) The Company will apply for quotation of the Options on ASX.

(j) The Company will also apply for quotation by ASX of all Shares allotted pursuant to the exercise of Options within 10 Business Days after the date of allotment of those Shares.

(k) In the event of any reorganisation (including consolidation, sub-division, reduction or return) of the issued capital of the Company before the expiry of any Options, the number of Options to which an Option holder is entitled or the Exercise Price of the Options or both will be reconstructed (as appropriate) in accordance with the Listing Rules.

(l) An Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Option can be exercised.

(m) There are no participating rights or entitlements inherent in the Options and optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options. However, the Company will ensure that for the purposes of the proposed issue notice of the new issue will be given to optionholders at least ten (10) business days before the record date. This will give optionholders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

9.2 Rights attaching to Shares

Full details of the rights attaching to Shares are set out in the Company's Constitution a copy of which can be inspected, free of charge, at the Company's registered office during normal business hours.

The following is a broad summary of the rights, privileges and restrictions attaching to all Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders.

All Shares issued pursuant to the exercise of Options issued under this Prospectus will, from the time they are issued, rank pari passu with the Company's existing Shares.

The following are the more important rights, privileges and restrictions attaching to the Shares:

(a) General Meetings

Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with Section 249D of the Corporations Act and the Constitution of the Company.

(b) Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at general meetings of shareholders or classes of shareholders:

(i) each shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii) on a show of hands, every person present who is a shareholder or a proxy, attorney or representative of a shareholder has one vote; and

(iii) on a poll, every person present who is a shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share, but in respect of partly paid shares shall have such

number of votes being equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable in respect of Shares (excluding amounts credited).

(c) Dividend Rights

Subject to the rights of persons (if any) entitled to shares with special rights to dividend the Directors may declare a final dividend out of profits in accordance with the Corporations Act and may authorise the payment or crediting by the Company to the shareholders of such a dividend. The Directors may authorise the payment or crediting by the Company to the shareholders of such interim dividends that the Directors determine. Subject to the rights of persons (if any) entitled to shares with special rights as to dividend all dividends are to be declared and paid according to the proportion that the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) in respect of such Shares in accordance with Part 2H.5 of Chapter 2H of the Corporations Act. Interest may not be paid by the Company in respect of any dividend, whether final or interim.

(d) Winding-Up

If the Company is wound up, the liquidator may, with the authority of a special resolution of the Company, divide among the shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the authority of a special resolution of the Company, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other Shares in respect of which there is any liability. Subject to the rights of shareholders (if any) entitled to shares with special rights in a winding-up and the Corporations Act all monies and property that are to be distributed in proportion to the shares held by them respectively irrespective of the amount paid-up or credited as paid-up on the shares. Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to members, shares classified by ASX as restricted Shares at the time of the commencement of the winding up shall rank in priority after all other shares.

(e) Transfer of Shares

Generally, shares in the Company are freely transferable, subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act or the Listing Rules.

(f) Variation of Rights

Pursuant to Section 246B of the Corporations Act, the Company may, with the sanction of a special resolution passed at a meeting of shareholders vary or abrogate the rights attaching to shares.

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class), whether or not the Company is being wound up may be varied or abrogated with the consent in writing of the holders of three-quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class.

10. RISK FACTORS

The Securities offered under this Prospectus should be considered speculative because of the nature of the Company's business.

The business activities of the Company are subject to various risks that may impact on the future performance of the Company. Some of these risks can be mitigated by the use of safeguards and appropriate systems and controls, but some are outside the control of the Company and cannot be mitigated. Accordingly, an investment in the Company carries no guarantee with respect to the payment of dividends, return of capital or price at which Securities will trade.

A number of material risk factors are set out below. This list is not exhaustive and potential applicants should examine the contents of this Prospectus and consult their professional advisers before deciding whether to apply for Securities.

10.1 Exploration and Development Risks

The business of oil and gas exploration, project development and production, by its nature, contains elements of significant risk with no guarantee of success. Ultimate and continuous success of these activities is dependent on many factors such as:

(a) the discovery and/or acquisition of economically recoverable reserves;

(b) access to adequate capital for project development;

(c) design and construction of efficient development and production infrastructure within capital expenditure budgets;

(d) securing and maintaining title to interests;

(e) obtaining consents and approvals necessary for the conduct of oil and gas exploration, development and production;

(f) access to competent operational management and prudent financial administration, including the availability and reliability of appropriately skilled and experienced employees, contractors and consultants.

Whether or not income will result from projects undergoing exploration and development programs depends on successful exploration and establishment of production facilities. Factors including costs, actual hydrocarbons and formations, flow consistency and reliability and commodity prices affect successful project development and operations.

Drilling activities carry risk as such activities may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of drill rigs or other equipment. In addition, drilling and operations include reservoir risk such as the presence of shale laminations in the otherwise homogeneous sandstone porosity.

Industry operating risks include fire, explosions, unanticipated reservoir problems which may affect field production performance, industrial disputes, unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment, mechanical failure or breakdown, blow outs, pipe failures and environmental hazards such as accidental spills or leakage of liquids, gas leaks,

ruptures, discharges of toxic gases or geological uncertainty (such as lack of sufficient sub-surface data from correlative well logs and/or formation core analyses. The occurrence of any of these risks could result in legal proceedings against the Company and substantial losses to the Company due to injury or loss of life, damage to or destruction of property, natural resources or equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation, and penalties or suspension of operations. Damage occurring to third parties as a result of such risks may give rise to claims against the Company.

There is no assurance that any exploration on current or future interests will result in the discovery of an economic deposit of oil or gas. Even if an apparently viable deposit is identified, there is no guarantee that it can be economically developed.

10.2 Reliance on Key Personnel

Within the existing corporate structure, the Company's success is dependent upon the ability of the Directors to manage the existing asset and identify acquisition opportunities for future growth. To manage its growth, the Company must in due course identify, hire, train and retain skilled personnel and senior management.

10.3 Oil and Gas Price Volatility

The demand for, and price of, oil and natural gas is highly dependent on a variety of factors, including international supply and demand, the level of consumer product demand, weather conditions, the price and availability of alternative fuels, actions taken by governments and international cartels, and global economic and political developments.

International oil and gas prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future. Fluctuations in oil and gas prices and, in particular, a material decline in the price of oil or gas may have a material adverse effect on the Company's business, financial condition and results of operations.

10.4 Reserves and Resource Estimates

Reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource and reserve estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional drilling and analysis the estimates are likely to change. This may result in alterations to development and production plans which may in turn, adversely affect the Company's operations.

10.5 Foreign Exchange Risk

The current operations of the Company are in the United States and the costs of and revenues from operations will be in United States dollars. As the Company's financial reports will be presented in Australian dollars, the Company will be exposed to the volatility and fluctuations of the exchange rate between the United States dollar and the Australian dollar.

Global currencies are affected by a number of factors that are beyond the control of the Company. These factors include economic conditions in the relevant country and elsewhere and the outlook for interest rates, inflation and other economic factors. These factors may have a positive or negative effect on the Company's exploration, project development and production plans and activities together with the ability to fund those plans and activities.

10.6 Title and Title Opinions

The system for obtaining development rights to oil and gas leases in Louisiana can be complex given that numerous parties may hold the undivided mineral estate to a particular tract of land. Securing the leases to those mineral estates often requires lengthy negotiation with the various parties.

In order to independently verify that the parties with whom a company is dealing are the correct and sole holders of the mineral estate and to analyse the full rights and restrictions applying to the interest held by those parties requires that a company obtain detailed title opinions from appropriately qualified and experienced lawyers in Louisiana. This can be a lengthy and expensive process and the final opinions are often the subject of numerous qualifications and requirements.

10.7 Environmental Risks

The Company's activities will be subject to the environmental risks inherent in the oil and gas industry. The Company will be subject to environmental laws and regulations in connection with operations it may pursue in the oil and gas industry, which operations are currently in Louisiana. The Company intends to conduct its activities in an environmentally responsible manner and in accordance with all applicable laws. However, the Company may be the subject of accidents or unforseen circumstances that could subject the Company to extensive liability.

Further, the Company may require approval from the relevant authorities before it can undertake activities that are likely to impact the environment. Failure to obtain such approvals will prevent the Company from undertaking its desired activities. The Company is unable to predict the effect of additional environmental laws and regulations that may be adopted in the future, including whether any such laws or regulations would materially increase the Company's cost of doing business or affect its operations in any area.

10.8 Competition

The Company will compete with other companies, including major oil and gas companies. Some of these companies have greater financial and other resources than the Company and, as a result, may be in a better position to compete for future business opportunities. Many of the Company's competitors not only explore for and produce oil and gas, but also carry out downstream operations on these and other products on a worldwide basis. There can be no assurance that the Company can compete effectively with these companies.

10.9 Additional Requirements for Capital

The Company believes that it currently has sufficient working capital to carry out the objectives in the IPO Prospectus. The funding of any further ongoing capital requirements beyond the requirements as set out in this Prospectus will depend

upon a number of factors including the extent of the Company's ability to generate income from activities which the Company cannot forecast with any certainty.

Any additional equity financing will be dilutive to shareholders, and debt financing, if available, may involve restrictions on financing and operating activities. If the Company is unable to obtain additional financing as needed, it may not be able to take advantage of opportunities or develop projects. Further, the Company may be required to reduce the scope of its operations or anticipated expansion and it may affect the Company's ability to continue as a going concern.

10.10 Regulatory

Changes in relevant taxes, legal and administration regimes, accounting practice and government policies may adversely affect the financial performance of the Company.

10.11 General Economic and Political Risks

Changes in the general economic and political climate in the United States, Australia and on a global basis that could impact on economic growth, the oil and gas prices, interest rates, the rate of inflation; taxation and tariff laws, domestic security which may affect the value and viability of any oil and gas activity that may be conducted by the Company.

10.12 Joint Venture Parties, Contractors and Contractual Disputes

The Company by its subsidiary, Pryme Oil and Gas Inc is a party to a joint venture in respect of the LaSalle Parish Project and the Turner Bayou Prospect and has also entered into a joint venture development agreement with Wave Exploration LLC. The Company is thereby reliant upon its joint venture participants complying with their obligations. For example, the operator of a joint venture may fail to implement necessary work programs within the time required for the particular interest, which would have a direct impact on the Company.

With respect to this issue, the Directors are unable to predict the risk of:

(a) financial failure or default by a participant in any joint venture to which the Company may become a party; or

(b) insolvency or other managerial failure by any of the operators and contractors used by the Company in its exploration activities; or

(c) insolvency or other managerial failure by any of the other service providers used by the Company or its operators for any activity.

10.13 Insurance

Insurance against all risks associated with oil and gas production is not always available or affordable. The Company will maintain insurance where it is considered appropriate for its needs however it will not be insured against all risks either because appropriate cover is not available or because the Directors consider the required premiums to be excessive having regard to the benefits that would accrue.

10.14 Potential Acquisitions

As part of its business strategy, the Company may make acquisitions of, or significant investments in, complementary companies or prospects although no such acquisitions or investments are currently planned. Any such transactions will be accompanied by risks commonly encountered in making such acquisitions.

10.15 Investment is Speculative

An investment in the Company is speculative. The Company will acquire a project in the oil and gas sector and there are no guarantees that the project to be acquired or any future investments or acquisitions in the oil and gas sector will be profitable or otherwise successful. There are inherent risks and uncertainty associated with the Company's current and future investments. Neither the Directors nor the Company warrant the future performance of the Company or any return on an investment in the Company.

11. ADDITIONAL INFORMATION

11.1 Market Prices of Shares

Official Quotation of the Company's Shares commenced on 21 April 2006 and consequently, the trading history on ASX as at the date of this Prospectus is limited to that period.

The highest and lowest recorded market sale prices of the Company's Shares quoted on ASX during the period from commencement of Official Quotation to the date of this Prospectus were $1.15 on 7 July 2006 and 23 cents on 21 April 2006, respectively.

The last market sale price of the Company's Shares on ASX on the last day that trading took place in these Shares prior to the date of this Prospectus was 40 cents on 19 September 2006.

The Company does not currently have any Options over Shares that are quoted by ASX.

11.2 Taxation

It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them by consulting their own professional tax advisers before investing in the Securities. Taxation consequences will depend on particular circumstances. Neither the Company nor any of its officers accept any liability or responsibility in respect of the taxation consequences of the matters referred to above or any other taxation consequences connected with an investment in the Securities in the Company or dealing with an entitlement in this Offer.

11.3 Legal Proceedings

There is no litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus.

11.4 Continuous Disclosure Obligations

This document is issued pursuant to Section 712 of the Corporations Act and does not of itself contain all the information that is generally required to be set out in a document of this type. Rather the Prospectus incorporates by reference information contained in documents that have been lodged with the ASIC, namely the IPO Prospectus, and the July 2006 Prospectus.

The Company is a disclosing entity under the Corporations Act and, as such, is subject to regular reporting and disclosure requirements. As a listed company, the Company is subject to the Listing Rules that require it to immediately notify ASX of any information concerning the Company of which it is or becomes aware and which a reasonable person would expect to have a material effect on the price or value of its Shares.

Copies of documents lodged in relation to the Company with the ASIC may be obtained from or inspected at any office of the ASIC. These include the IPO Prospectus and the July 2006 Prospectus referred to in Section 6 of this Prospectus.

The following documents have been lodged with ASX since its listing on ASX:

Date	Description of Announcement
15 September 2006	Receives exemption by SEC to trade Shares in the US
15 September 2006	3D Shoot set to begin at Turner Bayou/Placement Completed
13 September 2006	Second Development Well to be drilled at La Salle Parish
13 September 2006	Half Yearly Report and Half Year Accounts
11 September 2006	To Raise up to $5.6 Million in Placement
7 September 2006	Trading Halt
28 August 2006	Non-Renounceable Rights Issue and Hogue Estate Well
18 August 2006	To drill Mississippi Exploration Well and Belle Oil
11 August 2006	Change of Director's Interest Notice
11 August 2006	Despatch of Rights Issue Prospectus
9 August 2006	Leases acreage in deep Tuscaloosa Trend JV with Wave
1 August 2006	Notice of Timetable Non-Renounceable Rights Issue
28 July 2006	Appendix 3B
28 July 2006	Disclosure Document
28 July 2006	Non-Renounceable Issue
28 July 2006	Fourth Quarter Activities Report
28 July 2006	Fourth Quarter Cashflow Report
26 July 2006	Rolls out second JV exploration project with Wave
20 July 2006	Change of Financial Year End
20 July 2006	Results of General Meeting
13 July 2006	Advisory Board to Bolster Company's Expansion Appointed
7July 2006	Starts up first exploration project with Wave
7 July 2006	Study confirms strength of LaSalle Parish Project
6 July 2006	Appendix 3B
6 July 2006	Shareholder Option Offer & Appointment of Second Executive Dir.
6 July 2006	Increases Stake in Producing Oil Project in Louisiana
5 July 2006	Response to ASX Query
5 July 2006	Trading Halt
30 June 2006	Appendix 3B
29 June 2006	Response to ASX Query
27 June 2006	Stake increased in 3-D Seismic Project in Central Louisiana
27 June 2006	Trading Halt
19 June 2006	Notice of General Meeting
19 June 2006	Change of Director's Interest Notice
6 June 2006	New oil shows found at LaSalle Parish Project Louisiana
31 May 2006	Step-Out Well Spudded in LaSalle Parish Project Louisiana
26 May 2006	Drilling rig for first step-out well secured and on site
17 May 2006	Signs Joint Venture with Louisiana-focused Geoscientists
4 May 2006	Initial Director's Interest Notice x 4
3 May 2006	Media Rel: PYM Secures Interest in Large 3D Seismic Proj
3 May 2006	3D Seismic Project secured & Development Drilling Initiated
27 April 2006	Commissions Reserve Report & Completes Louisiana Acquisition
20 April 2006	Restricted Securities
20 April 2006	Admission to Official List
20 April 2006	Restricted Securities
20 April 2006	Statement from Company
20 April 2006	Corporate Governance Statement
20 April 2006	Top 20 shareholders/Distribution Schedule

20 April 2006	Pre-Quotation Disclosure
20 April 2006	Commencement of Official Quotation – Amended
19 April 2006	ASX Circular: Commencement of Official Quotation
19 April 2006	Constitution
19 April 2006	Appendix 1A – ASX Listing application & agreement
17 March 2006	Disclosure Document

ASX maintains files containing publicly available information for all listed companies on its internet site (http://www.asx.com.au). The Company's announcements can be viewed on this site.

11.5 Disclosure of Interests

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in securities of the Company as set out in the table below:

Director	No. of Shares held	No. of Options held
John Dickinson	1,700,000	Nil
Justin Pettett	1,755,000	Nil
Ryan Messer	1,700,000	Nil
Ananda Kathiravelu	4,727,500	3,500,000

To the extent that the Directors are Shareholders registered as at the Record Date of 5.00p.m. EST on 29 September 2006, they will subscribe for their full entitlement of Options pursuant to this Prospectus.

In addition, shareholder approval was obtained at the General Meeting, for John Dickinson, Justin Pettett and Ryan Messer to be entitled to participate in the DIOP and the DSIP. This shareholder approval allows John Dickinson and Ryan Messer to each receive up to a total of 3,450,000 Options under the DIOP and a total of 1,380,000 Shares each under the DSIP provided that specified performance hurdles are met. Justin Pettett may receive up to a total of 5,000,000 Options under the DIOP and a total of 2,000,000 Shares under the DSIP provided that specified performance hurdles are met. As at the date of this Prospectus no Options or Shares have been issued to any of the Directors under the DIOP or DSIP.

11.6 Remuneration

The remuneration paid or payable to Directors and related parties of the Directors for the financial period from incorporation of the Company on 1 December 2005 to the date of this Prospectus is set out below:

Name	Directors' Remuneration per annum $
John Dickinson (Non-Executive Chairman)	70,000

Mr Justin Pettett (Managing Director)	100,000
Mr Ryan Messer (Executive Director)	100,000
Mr Ananda Kathiravelu (Non-Executive Director)	60,000
	330,000

Since incorporation to the date of this Prospectus a total of $157,500 has been paid or is payable by the Company to Directors, former directors, companies associated with the Directors or their associates. Directors, companies associated with the Directors or their associates are also reimbursed for all reasonable expenses incurred in the course of conducting their duties which include, but are not in any way limited to, out of pocket expenses, travelling expenses, disbursements made on behalf of the Company and other miscellaneous expenses.

The Company's Constitution provides that the remuneration of Non-Executive Directors will be not more than the aggregate fixed sum determined by a general meeting. The aggregate remuneration for non-executive Directors has been set at an amount not to exceed $300,000 per annum. Accordingly, directors' fees currently payable to the Company's Non-Executive Directors are within this limit.

11.7 Fees and Benefits

Other than as set out below or elsewhere in this Prospectus, no:

(a) Director;

(b) person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus; or

(c) promoter of the Company,

has, or had within 2 years before lodgement of this Prospectus with the ASIC, any interest in:

(a) the formation or promotion of the Company;

(d) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of Options under this Prospectus; or

(e) the offer of Options under this Prospectus,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons as an inducement to become, or to qualify as, a Director of the Company or for services rendered in connection with the formation or promotion of the Company or the Offer of Options under this Prospectus.

Moore Stephens has acted as the Company's auditor and has assisted the Company in relation to this Prospectus. The Company estimates it will pay Moore Stephens $2,500 for these services. During the 24 months preceding lodgement of this Prospectus with the ASIC, Moore Stephens received fees of $24,500 for non-audit related services provided to the Company.

Steinepreis Paganin has acted as the solicitors to the Company in relation to this Prospectus. The Company estimates it will pay Steinepreis Paganin $5,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Steinepreis Paganin has received fees of $78,458 for legal services provided to the Company.

First Capital Corporate Limited has provided the Company with financial and corporate advice in relation to the Offer and Placement Offer and is acting as Manager to the Offer. First Capital Corporate Limited will be entitled to receive a fee of 5% of the amount raised under this Prospectus. Assuming the Offer and Placement Offer are fully subscribed First Capital Corporate Limited will receive a total fee of approximately $77,281. During the 24 months preceding lodgement of this Prospectus with the ASIC, First Capital Corporate Ltd has received fees of approximately $412,500 for services provided to the Company. In addition, First Capital Corporate Limited was granted 3,500,000 Options following shareholder approval which was obtained at the General Meeting. The grant of these Options was for past services in providing the Company with marketing, promotions, strategic advice and introduction to the Company of investor networks.

First Capital Corporate Limited is a related party of the Company due to Ananda Kathiravelu, a director of the Company, being a controller of First Capital Corporate Limited.

11.8 Material Contracts

The Directors consider that certain contracts are significant or material to the Company and are of such a nature that an investor may wish to have particulars of them when making an assessment of whether to accept the Offer.

Investors should note that a summary of many of the material contracts involving the Company were included in the IPO Prospectus and in the July 2006 Prospectus and are incorporated by reference into this Prospectus pursuant to Section 6 of this Prospectus.

In addition to the summaries of material contracts that are incorporated by reference into this Prospectus, set out below are summaries of contracts to which the Company is a party, which are, or may be, material in terms of the Offer or the operations of the business of the Company or otherwise are, or may be, relevant to a potential investor in the Company.

Management Agreement with First Capital Corporate Limited

The Company has entered into an agreement with First Capital Corporate Limited whereby First Capital Corporate Limited will provide management services to the Company on a best endeavours basis. The details of that contract are summarised in Section 5.3 of this Prospectus. First Capital Corporate Limited is a related party of the Company because Ananda Kathiravelu, a director of the Company, is a controller of First Capital Corporate Limited.

11.9 Consents

Each of the parties referred to in this section:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

Steinepreis Paganin has given its written consent to being named as the solicitors to the Company in this Prospectus and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

Moore Stephens has given its written consent to being named as the auditors to the Company in this Prospectus in the form and context in which they appear and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

Mr Joe B Adams has given his written consent in relation to the Independent Geologist's Report in Section 7 of the IPO Prospectus and the reference to that report in Section 6 of this Prospectus and has not withdrawn his consent prior to the lodgement of this Prospectus with the ASIC.

First Capital Corporate Limited has given its written consent to be named as the Manager to the Offer in this Prospectus and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

R.A. Lenser and Associates has given its written consent to being named as author of the reserve report referred to in the July 2006 Prospectus, and to references to the reserve report in this Prospectus in the form and context in which they appear and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

11.10 Expenses of the Offer

The total expenses of the Offer are estimated to be approximately $116,217 (exclusive of GST) as follows.

ASIC Fees	$2,010
Printing and Mailing Expenses	$10,000
ASX Fees	$19,426
Management Fees	$77,281
Legal	$5,000
Accountant	$2,500
Total	**$116,217**

11.11 Shares and Options issued pursuant to the Excluded Placement

The Company has issued 14,000,000 Shares with 9,333,333 free attaching Options pursuant to the Excluded Placement, together with an additional 3,000,000 Options to brokers pursuant to the Placement. The offer of Securities pursuant to the Excluded Placement does not need disclosure under Section 706 of the

Corporations Act as all the offers are exempt under Section 708 of the Corporations Act.

In certain circumstances Sections 707(1) and 707(3) of the Corporations Act restrict the sale of the above Shares and Options within 12 months after their issue without disclosure. Section 708A provides exceptions to the provisions in Sections 707(1) and 707(3) of the Corporations Act where the Company lodges a prospectus prior to the sale of the Shares and Options the provisions of Sections 707(1) and 707(3) of the Corporations Act do not apply to the sale within 12 months in certain circumstances. The Company intends to rely on Section 708A in the event of a sale of Shares and Options issued pursuant to the Excluded Placement.

12. DIRECTORS' AUTHORISATION

This Prospectus is issued by Pryme Oil and Gas Limited and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with the ASIC.

Mr Justin Pettett
Managing Director
For and on behalf of Pryme Oil and Gas Limited

13. GLOSSARY

Where the following terms are used in this Prospectus they have the following meanings:

A$** or **$ means an Australian dollar.

Acceptance Form means the entitlement and acceptance form enclosed with this Prospectus.

Applicant means an applicant for Options and/or Shares pursuant to this Prospectus.

Application Form means any application form attached to or accompanying this Prospectus.

ASIC means Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited.

Board means the board of Directors of the Company as constituted from time to time.

Business Day means a week day when trading banks are ordinarily open for business in Perth, Western Australia.

Closing Date means 20 October 2006 (unless extended).

Company and **Pryme** means Pryme Oil and Gas Limited (ABN 75 117 387 354).

Constitution or **Company's Constitution** means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company at the date of this Prospectus.

DIOP means the Company's Director's Incentive Option Plan.

DSIP means the Company's Directors Share Incentive Plan.

EST means Eastern Standard Time, Brisbane, Queensland.

Excluded Placement means a placement of Shares and Options to investors within the sophisticated and professional investor categories of Section 708 of the Corporations Act announced to ASX on 11 September 2006.

Foreign Shareholder means a Shareholder whose registered address is (as recorded in the Company's register of members) is in a foreign jurisdiction outside of Australia or New Zealand.

General Meeting means the general meeting of shareholders of the Company to be held on 20 July 2006.

IPO Prospectus means the prospectus issued by the Company dated 3 March 2006.

July 2006 Prospectus means the prospectus issued by the Company dated 28 July 2006.

Listing Rules means the official Listing Rules of the ASX.

Offer means the non renounceable entitlement issue of Options pursuant to this Prospectus as outlined in Section 5.

Offer Period means the period in respect of the Offer commencing on the Opening Date and ending on the Closing Date.

Official List means the Official List of ASX.

Official Quotation means official quotation by ASX in accordance with the Listing Rules.

Opening Date means the date on which the Offer opens.

Option means an option to subscribe for one Share in the Company, issued on the terms and conditions set out in Section 9.1 of this Prospectus.

Placement Offer means the offer of Shares and Options to MCCM Pty Ltd pursuant to this Prospectus as outlined in Section 5.

Placement Offer Application Form means the application form titled "Placement Offer Application Form" attached to or accompanying this Prospectus.

Prospectus means this Prospectus.

Record Date means the record date for determining entitlements to Options offered under this Prospectus, which is 5.00 p.m. EST on 29 September 2006.

Securities mean Shares or Options or a combination of Shares and Options, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

Shortfall Application Form means the application form for Shortfall Options that is attached to and accompanies this Prospectus.

Shortfall Options means any Options offered pursuant to this Prospectus for which valid applications have not been received by the Closing Date.

ENTITLEMENT AND ACCEPTANCE FORM

Accompanying the Prospectus dated 20 September 2006

Office:
P.O Box 111
BRISBANE QLD 4001

Telephone: (07) 3371 1103
Facsimile: (07) 3371 1105

Share Registry:
Advanced Share Registry
PO Box 1156
NEDLANDS WA 6009

Telephone: (08) 9389 8033
Facsimile: (08) 9389 7871

A non renounceable entitlement issue of approximately 22,912,454 Options at a price of 5 cents each, on the basis of 1 Option for every 3 Shares held.

No of Shares held as at 5.00 pm EST on 29 September 2006

Entitlement to Options (I)

Amount payable on acceptance @ 5 cents per Option

To the Directors,

(1) I/We the above named being registered on 29 September 2006 (at 5.00pm Australian E.S.T) as the holders of Shares, Shareholder(s) in the Company hereby accept the undermentioned Options under the Prospectus accompanying this form.

To be completed by Applicant if not accepting full entitlement

No. of Options accepted @ 5 cents per Option

Cheque details

BSB Number | Drawer Account No. | Amount of cheque $ -

(2) I/We enclose my/our cheque for an amount shown being payment at the rate of 5 cents per Option applied for.

(3) I/We hereby authorise you to place my/our name(s) on the register of Option Holders in respect of the number of Options allotted to me/us.

(4) I/We agree to be bound by the Constitution of the Company.

(5) My/Our contact numbers in case of enquiries are:

Telephone
Area Code

Facsimile
Area Code

THIS FORM DOES NOT REQUIRE SIGNING UNLESS YOU WISH TO CHANGE YOUR ADDRESS

Please complete ONLY if your ISSUER SPONSORED address is INCORRECT.

NEW ADDRESS: **(CHESS HOLDERS CAN ONLY AMEND THEIR ADDRESS BY ADVISING THEIR SPONSORING BROKER)**

Block
Letters
Please

Telephone: Your Signature:

Note: Return of this document with the required remittance will constitute your acceptance of the Options being offered. Please read lodgement instructions overleaf. This acceptance form with payment in full must be lodged with the Manager to the Offer no later than 5.00pm EST on 20 October 2006.

LODGEMENT INSTRUCTIONS TO SHAREHOLDERS IN PRYME OIL AND GAS LIMITED

NON RENOUNCEABLE ENTITLEMENT ISSUE CLOSING 5PM EST ON 20 OCTOBER 2006

1. Acceptance in Full or in Part:

If you are accepting your entitlement to Options in full or in part please:-

(a) Complete the form overleaf. If the form is not completed properly you will be treated as having applied for the number of Options covered by your remittance.

(b) Forward it together with your remittance for application money at 5 cents per Option subscribed for so as to reach the Company at:

By Post: First Capital Corporate Limited, PO Box 2901, Brisbane, Queensland 4001

Or

By Hand: First Capital Corporate Limited, Level 7, 320 Adelaide Street, Brisbane, Queensland, 4000

by 5.00pm (EST) on 20 October 2006.

A return addressed envelope is provided.

2. General Instructions

By Cheque: cheques and/or bank drafts in Australian currency and drawn or payable on a bank within Australia should be sent, made payable to "PRYME OIL AND GAS LIMITED" and crossed 'Not Negotiable'.

By Electronic Transfer: you can transfer your application money directly to the Company bank account. Please insert your shareholder name as a reference.

Account name: Pryme Oil and Gas Limited,
BSB: 034243
Account number: 192639

Receipt for payment will not be forwarded.

Personal cheques drawn on overseas banks in Australia or foreign currency will not be accepted. These will be returned and the application deemed invalid.

3. Enquiries

Any enquiries about your entitlement should be directed to First Capital Corporate Limited by telephone on 1300 886 796 or facsimile on +61 7 3319 8920.

PRYME OIL AND GAS LIMITED

ABN 75 117 387 354

SHORTFALL APPLICATION FORM (FOR SHORTFALL OPTIONS ONLY)

Shareholders wishing to accept their entitlement to Options under the Offer cannot use this Shortfall Application Form. They must use the personalised Entitlement and Acceptance Form which accompanied their copy of the Prospectus.

This application will only be considered after the Closing Date of 20 October 2006. Applicants should read the Prospectus dated 20 September 2006 in its entirety before deciding to apply for Shortfall Options. The Prospectus will expire on the date that is 13 months from the date of this Prospectus. While the Prospectus is current, the Company will send paper copies of the Prospectus, any supplementary documents and the Shortfall Application Form, free of charge to any person upon request. A person who gives another person access to the Shortfall Application Form must at the same time and by the same means give the other person access to the Prospectus and any supplementary document. The Corporations Act prohibits any person from passing onto another person an application form unless it is attached to a heard copy of the Prospectus or it accompanies the complete and unaltered version of the Prospectus.

To: The Directors
Pryme Oil and Gas Limited
PO Box 111
BRISBANE QLD 4001

I / We apply for ______________________ Options (number of options applied for) and pay in full application moneys at 5 cents per Option by, lodgement herewith of $______________ (amount of your cheque).

Complete Full Name:

(Applicant) ____

(Mr / Mrs / Miss / Ms or Company Name) (given names) (surname)

(Joint Applicant) ____

(Mr / Mrs / Miss / Ms or Company Name) (given names) (surname)

Address Details: ____

(number and street)

____

(suburb or city) (state) (postcode)

Telephone Details: ____

STD ( ) (Home) STD ( ) (Business) (contact name)

Cheque Details: ____

(Drawer) (Bank) (Branch)

Broker Sponsored Applicants Only:

SBN / IPN ______________________ HIN ______________________

This Application Form does not need to be signed. By lodging this Shortfall Application Form and a cheque for the application monies, the applicant hereby:

1. applies for the number of Options specified in the Shortfall Application Form or such lesser number as may be allocated by the Directors;
2. agrees to be bound by the terms and conditions set out in the Prospectus and the Constitution of the Company; and
3. authorises the Directors to complete or amend this Shortfall Application Form where necessary to correct any errors or omissions.

SHORTFALL APPLICATION FORM AND INSTRUCTIONS TO APPLICANTS

Please complete all relevant sections of the Shortfall Application Form using BLOCK LETTERS. If you have questions on how to complete this Shortfall Application Form please telephone First Capital Corporate Limited on 1300 886 796, or contact your professional adviser.

Please post or deliver the completed Shortfall Application Form together with your cheque to the address listed below:

> **By Post:** First Capital Corporate Limited, PO Box 2901, Brisbane, Queensland 4001
>
> Or
>
> **By Hand:** First Capital Corporate Limited, Level 7, 320 Adelaide Street, Brisbane, Queensland, 4000

Please write your name in full. This must be either your own name or the name of a company. You should refer to the examples noted for the correct forms of name which can be registered. Applications using the incorrect form of name may be rejected. If your Shortfall Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. Any decision as to whether to treat your application as valid, and how to construe, amend or complete it, shall be final. You will not, however, be treated as having offered to subscribe for more Options than is indicated by the amount of the accompanying cheque for the application monies referred to.

Your address should be your preferred postal address for all correspondence. All communications to you from the Company's Registry (shareholding statements, annual / interim reports, correspondence, etc) will be mailed to the person(s) and address as shown.

CORRECT FORMS OF REGISTRABLE TITLE

Note that ONLY legal entities can hold Options. The application must be in the name(s) of a natural person(s), companies or other legal entities acceptable to Pryme Oil and Gas Limited. At least one full given name and the surname is required for each natural person. Applications cannot be made by persons under 18 years of age. Examples of the correct form of registrable title are set out below:-

Type of Investor	Correct Form of Registrable Title	Incorrect Form of Registrable Title
Trusts	Mr John David Smith	John Smith Family Trust
Deceased Estates	Mr Michael Peter Smith	John Smith (Deceased)
Partnerships	Mr John David Smith & Mr Ian Lee Smith	John Smith & Son
Clubs/Unincorporated Bodies	Mr John David Smith	Smith Investment Club
Superannuation Funds	John Smith Pty Ltd	John Smith Superannuation Fund

Pryme Oil and Gas Limited ABN 75 117 387 354
Placement Offer Application Form

Please read all instructions on reverse of this form

Share Registrars use only

Broker reference – stamp only	
Broker code	Adviser Code

Number of Shares applied for (together with 2 free attaching Options for every 3 Shares issued)

Total amount payable cheque(s) to equal this amount

Shares	Options	At $0.40 cents per Share (attaching Options are free) =	A$

you may be allocated all of the Shares above or a lesser number

Full name, details, title, given name(s) (no initials) and surname or Company name

Tax file number(s) Or exemption category

Name of Applicant 1

Applicant 1/Company

Name of joint Applicant 2 or <account name>

Joint Applicant 2/Trust

Full postal address

Contact details

Number/street

Contact name

Contact daytime telephone number

( )

Suburb/town

State/postcode

Contact email address

CHESS HIN (if applicable)

PID Number (if applicable)

Cheque payment details. Please fill out your cheque details and make your cheque payable to "Pryme Oil and Gas Limited – Placement Offer "

Drawer	Cheque number	BSB number	Account number	Total amount of cheque
				$
				$

You should read the Prospectus carefully before completing this Placement Offer Application Form. The Corporations Act prohibits any person from passing on this Placement Offer Application Form unless it is attached to or accompanies a complete and unaltered copy of the Prospectus and any relevant supplementary prospectus.

I/We declare that:

(a) this Placement Offer Application Form is completed according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the Constitution of Pryme Oil and Gas Limited; and

(b) I/we have received personally a copy of this Prospectus accompanied by or attached to the Placement Offer Application Form or a copy of the Placement Offer Application Form or a direct derivative of the Placement Offer Application Form, before applying for Shares.

THIS FORM DOES NOT REQUIRE A SIGNATURE

INSTRUCTIONS TO APPLICANTS

Please post or deliver the completed Placement Offer Application Form together with a cheque to First Capital Corporate Limited. If you have any questions on how to complete this Placement Offer Application Form, please contact First Capital Corporate Limited by telephone on 1300 886 796 or facsimile on +61 7 3319 8920. The Placement Offer Application Form must be received by First Capital Corporate Limited no later than 22 September 2006.

A. Application for Shares

The Placement Offer Application Form must only be completed in accordance with instructions included in the Prospectus.

B. Contact Details

Please provide a contact name and daytime telephone number so that the Company can contact you if there is an irregularity regarding the Placement Offer Application Form.

C. Cheque Details

Make cheques payable to "**Pryme Oil and Gas Limited – Placement Offer**" in Australian currency and cross them "**Not Negotiable**". Cheques must be drawn on an Australian Bank. The amount of the cheque should agree with the amount shown on the Placement Offer Application Form.

Declaration

Before completing the Placement Offer Application Form you declare that you have read the Prospectus to which the application relates. You agree that this application is for Shares in Pryme Oil and Gas Limited upon and subject to the terms of the Prospectus, together with 2 free attaching Options for every 3 Shares issued. You agree to take any number of Shares equal to or less than the number of Shares indicated on the front of the form that may be allotted to you pursuant to the Prospectus and declare that all details and statements made are complete and accurate. It is not necessary to sign the Placement Offer Application Form.

If a Placement Offer Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be accepted. Any decision of the Directors as to whether to accept a Placement Offer Application Form, and how to construe, amend or complete it, shall be final. A Placement Offer Application Form will not however, be treated as having offered to subscribe for more Shares than is indicated by the amount of the accompanying cheque.

Forward your completed Placement Offer Application Form together with the cheque to:

By Post: First Capital Corporate Limited, PO Box 2901, Brisbane, Queensland 4001.

or

By Hand: First Capital Corporate Limited, Level 7, 320 Adelaide Street, Brisbane, Queensland 4000.

File Number 82-35010

pryme OIL AND GAS

22 September 2006

Dear Shareholder

NOTICE OF TIMETABLE OPTIONS SHORT FORM PROSPECTUS

On 20 September 2006, Pryme Oil and Gas Limited (**Company**) lodged a prospectus (**Prospectus**) with the Australian Stock Exchange Limited (**ASX**) and the Australian Securities & Investments Commission (**ASIC**) for a pro-rata non-renounceable rights issue of approximately 22,912,454 Options on the basis of one (1) Option for every three (3) shares held on 29 September 2006 (**Record Date**), to be issued at 5 cents each to raise up to approximately $1,145,623 (**Rights Issue**).

The expiry date of the Options is 30 June 2008 (**Expiry Date**). The exercise price of each Option is $0.40. Shareholder approval is not required in relation to the Rights Issue. The Company will apply for official quotation by ASX of the Shares and Options to be issued pursuant to the Rights Issue.

The Company intends to apply the funds raised from the Offer and the Placement Offer to fund the ongoing leasing, acquisition and ancillary 2-D and 3-D seismic costs in the Wave Exploration Joint Venture Projects.

The timetable and important dates of the Rights Issue are:

EVENT	**DATE**
Prospectus lodged with ASIC and ASX	20 September 2006
Appendix 3B lodged with ASX	20 September 2006
Notice to be sent to Shareholders with details of the timetable, Appendix 3B and a statement that the Prospectus has been lodged with the ASX, and is available on the ASX website	22 September 2006
"Ex" date	25 September 2006
Record date for determining entitlement to Options	29 September 2006
Despatch Prospectus	3 October 2006
Closing Date	20 October 2006

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

Securities quoted on a deferred settlement basis	23 October 2006
Company notifies ASX of under subscriptions	24 October 2006
Deferred settlement trading ends and despatch date	30 October 2006

Note: These dates are determined based upon the current expectations of the Directors and may, subject to the Listing Rules, be changed without notice. The Directors may extend the Closing Date by giving at least 6 Business Days notice to ASX prior to the Closing Date. As such, the date the Shares are expected to commence trading on ASX may vary.

The Prospectus is available on the ASX website at www.asx.com.au, and the Company's website at www.prymeoilandgas.com.

The Manager to the Rights Issue is First Capital Corporate Limited, which will receive a fee of 5% of the total amount raised under the Prospectus in consideration for the provision of its management services to the Company.

The quoted securities on issue in the Company following completion of the Rights Issue, assuming no existing options are exercised prior to the Record Date, are as follows:

Number	Class
69,737,363	Fully paid ordinary shares
5,000,000	Options exercisable at $0.20 on or before 30 June 2008
35,912,454	Options exercisable at $0.40 on or before 30 June 2008

The unquoted securities on issue in the Company following completion of the Rights Issue are as follows:

Number	Class
10,000	Partly Paid Shares

The partly paid shares on issue have been forfeited in accordance with the Company's Constitution and accordingly carry no right to participate in the Rights Issue.

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

In calculating entitlements under the Rights Issue fractions will be rounded up to the nearest whole Share.

The offer to participate in the Rights Issue under the Prospectus is to shareholders with registered addresses in Australia and New Zealand. Overseas shareholders should contact Mr. Ryan Messer in Atlanta, USA on +1 404 429 9939 or me in Australia with any queries regarding the Rights Issue.

I encourage Shareholders to carefully read the Prospectus when you receive it in the post and consider investing in the Rights Issue.

Yours faithfully

Justin Pettett
Managing Director

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON

pryme OIL AND GAS

File Number 82-35010

SEC MAIL PROCESSING SECTION RECEIVED DEC 14 2006 WASH. D.C. 186

ASX Announcement / Media release **29 September 2006**

Oil found in second development well in LaSalle Parish Project

- Incremental increase in production to add to company cash flows -

Pryme Oil and Gas Limited (ASX Code: PYM), an Australian oil and natural gas producer and explorer operating in the U.S., announces that the Coleman No.7 (previously called the Coleman No.6) development well was successfully drilled to a total depth of 4,500 feet (1,371 metres) and encountered shows of oil in eight Wilcox sands, the G-4, G-3, F-2, E-3, C-2, B-4, B-2 and A-2 sands.

A core analysis indicated good permeability and oil saturation in 34 feet of Wilcox sands being the G-4, C-2, B-4, B-2 and A-2. Consequently, the well is being cased for completion in the C-2 sand which is the primary field pay sand. The B-4, B-2 and A-2 zones will be kept as Proved, Undeveloped sands for future re-completion up the hole.

The successful oil shows in the Coleman No.7 opens up another development well location to the northeast to be named the Coleman No.8 in order to test the F-2 sand. The F-2 was found in the Coleman No.7 and it is expected that the No.8 will effectively test the F-2.

Pryme's Managing Director, Justin Pettett, said: "We are very happy with the results of this well as two other wells in the Routh Point Field that are completed in the C-2 sand have been extraordinary producers. We expect this incremental production to add to our cash flow base as the well is competed within the next 30 days."

The Directors of Pryme continue to focuse on the 'Phase I' plan of aggressively pursuing the drilling of development and step out wells in the LaSalle Parish Project, while Phase II (3D seismic shoot in South Central Louisiana) is being implemented. The Company is planning to drill additional Phase I wells before the end of the year to further strengthen Pryme's revenues.

Pryme has a 13% working interest (9.75% net revenue interest) in the Coleman No.7 well.

For further information please contact:
Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Partners
Telephone: +61 02 8281 3235
Email: dudley@sandp.com.au

Pryme Oil and Gas Limited is a Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused in Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

File Number 82-35010

pryme OIL AND GAS

ASX Announcement 3 October 2006

Dispatch of Options Short Form Prospectus

Pryme Oil and Gas Limited (ASX Code: PYM), an Australian oil and natural gas producer and explorer operating in the U.S., announces the dispatch of the options short form prospectus to shareholders.

The directors of Pryme would like to confirm that a hard copy of the Options Short Form Prospectus dated 20 September 2006 was mailed to each shareholder today. The Prospectus contains an option entitlement application form detailing the number of options each shareholder may subscribe for and instructions on making application and payment of application monies.

We would like to draw shareholder's attention to the prospectus timetable announced on 22 September 2006 as it contains all of the relevant timetable information pertaining to this Prospectus.

For further information please contact:

Justin Pettett
Managing Director
Pryme Oil and Gas Limited
Telephone: +61 07 3371 1103
Email: justin@prymeoilandgas.com

Dudley White
Savage & Partners
Telephone: +61 02 8281 3235
Email: dudley@sandp.com.au

Pryme Oil and Gas Limited is a Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused in Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

File Number 82-35010

pryme OIL AND GAS

ASX Announcement **12 October 2006**

Shirley SU118 No.2 Producing Oil and Appointment of Director

Pryme Oil and Gas Limited (ASX Code: PYM), an Australian oil and natural gas producer and explorer operating in the U.S., announces that it began producing oil from the Shirley SU118 No.2 well drilled in late August and the appointment of Mr. Philip Judge to the board of Directors of the company.

Shirley SU118 No.2

The Shirley SU118 No.2 well was successfully completed in the G-1 sand in the Wilcox formation. Production from the well has been increasing since it was brought online and the well is progressing towards a stabilized flow rate. Starting on October 1, daily oil production was as follows: 21 barrels, 18 barrels, 17 barrels, 18 barrels, 15 barrels, 16 barrels, 19 barrels, 23 barrels, 22 barrels and 23 barrels on October 10. The well is using a pumping unit that is running at approximately 4 strokes per minute.

The well continues to produce an unusually high level of associated gas, which is inhibiting its fluid-production capability. This occurs from time to time in the region and sometimes requires weeks or months for the gas to "blow down" and bring the oil production to its optimum level. Once this gas cap has been vented, we expect the well to level out at a higher production rate per day, which is more typical for Wilcox production in this area.

"The Shirley well is another step in increasing Pryme's production and revenue from the LaSalle Parish project," Pryme Managing Director Justin Pettett said.

Appointment of Director

The board of Pryme is also pleased to announce that Mr. Philip Judge has been appointed as a non-executive director of the company. Mr. Judge has been involved in international business for more than 20 years. He is third generation of a family that has had substantial involvement in the commodities and precious metals markets. Mr. Judge has extensive experience having worked, researched, written and lectured on the base and precious metals and commodities markets for more than a decade.

Mr, Judge is a founding director of The Anglo Far-East Company, an international gold and silver trading and custodial company. He has worked as a trustee, investment strategy advisor and researcher with numerous qualified sophisticated investors and private venture capitalists worldwide.

Mr. Judge became involved in the oil and gas industry in 2004 in his capacity as director of the Anglo Energy Company. The Anglo Energy Company is an investment company that specialises in the upstream U.S. oil and gas sector and is comprised of sophisticated professional investors domiciled globally. It owns several strategic oil and gas assets in Oklahoma and Louisiana outside of Pryme and is

the single largest shareholder of Pryme, holding 4,928,013 shares, or 7.032% of the company when fully diluted.

"Pryme Oil and Gas' management team and basket of projects fit perfectly into our long-term business strategy. Anglo plans to continue to increase its stake in Pryme to satisfy our investment strategy moving forward," Mr Judge said this week.

Mr. Judge brings more than 23 years of business management and promotion skills to the board of Pryme as we venture into the U.S. market. He has personally been involved in the U.S. oil and gas industry for the past four years.

"We are excited to have Philip join the board of Pryme. His experience and knowledge base in international business and the broader commodities sector will certainly be an asset to the company," Pryme Managing Director Justin Pettett said.

For further information please contact:

Dudley White
Savage & Partners
Telephone: +61 02 8281 3235
Email: dudley@sandp.com.au

Pryme Oil and Gas Limited is a Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused in Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director) and Ananda Kathiravelu (Non Executive Director).

File Number 82-35010

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 14 2006
WASH. D.C.
186

pryme OIL AND GAS

ASX Announcement / Media release **25 October 2006**

ADR Trading of Pryme Shares Commences in the U.S.

Pryme Oil and Gas Limited (ASX Code: PYM), an Australian oil and natural gas producer and explorer operating in the U.S., is pleased to announce that trading of its American Depository Receipts (ADRs) started on Monday 16 October on the Over-the-Counter exchange (OTC). The ADR ticker symbol is **"POGLY"**.

The ADR facility allows investors to purchase U.S.-denominated securities through brokers in North America. Each Pryme ADR represents 20 units of Pryme stock listed on the ASX.

"The objective of this program is to ultimately enhance the company's already strong market position," said Ryan Messer, Pryme's U.S.-based chief operating officer. "By focusing on institutional buyers this market could easily surpass that of our home market in terms of liquidity and volume; we're very optimistic about this program and its potential to spur further shareholder value in Pryme."

Pryme is in the process of evaluating suitable investor relations firms in New York to assist in reaching qualified institutional investors and to drive interest in the stock in North America.

To access information on the listing and a quote to purchase the ADRs go to www.adrbny.com and type in the U.S. ticker symbol POGLY. Alternatively, you will soon be able to access information and quotes through information services such as Reuters and Bloomberg.

Any brokers or institutional buyers interested in purchasing Pryme ADRs can contact Violet Pagan at the Bank of New York on +1212 815 2276 or e-mail vpagan@bankofny.com.

Non Renounceable Options Entitlement Issue

The Board of Pryme Oil and Gas Limited (**Pryme**) advises that Application Forms for 18,403,631 Options raising $920,181.55 were received pursuant to Pryme's 1 for 3 non-renounceable entitlement issue to Shareholders.

The Board of Pryme will now place the Shortfall in its discretion in accordance with the terms of the Prospectus dated 20 September 2006.

For further information please contact:

Dudley White
Savage & Partners
Telephone: +61 02 8281 3235
Email: dudley@sandp.com.au

pryme
OIL AND GAS

Pryme Oil and Gas Limited is an Australian oil and natural gas producer and explorer with interests in the U.S., the world's biggest oil market. The company has an exceptional suite of exploration projects focused on Louisiana, the fifth-largest oil-producing state in the U.S. These projects are funded in part by existing cash flow. Pryme's management team has a total of almost 50 years of energy industry experience and has uniquely focused local knowledge, underscored by the proven track records of its managers and directors. Directors of the company are John Dickinson (Non Executive Chairman), Justin Pettett (Managing Director), Ryan Messer (Executive Director), Ananda Kathiravelu (Non Executive Director) and Philip Judge (Non Executive Director).

ABN 75 117 387 354
Tel: +61 7 3371 1103 Fax: +61 7 3371 1105
Level 7 320 Adelaide Street GPO Box 111 Brisbane Queensland 4001
ATLANTA - BRISBANE - HOUSTON